Exhibit 99.1

ITEX Announces Results of its Tender Offer

Bellevue, WA – April 20, 2015 – ITEX Corporation (OTC Marketplace: ITEX), The Membership Trading Community®, a leading marketplace for cashless business transactions in North America, announced today the results of its tender offer to purchase up to 750,000 shares of its common stock at a price of $4.00 per share, which expired at 12:00 midnight, New York City time, on Wednesday, April 15, 2015.

Based on the tabulation by OTR, Inc., the Depositary for the tender offer, approximately 885,741 shares of ITEX common stock were properly tendered and not withdrawn and not excluded because tendered conditionally. ITEX accepted for purchase 750,032 shares of its common stock, including all “odd lots” properly tendered, at a purchase price of $4.00 per share, for an aggregate cost of $3,000,128, excluding fees and expenses relating to the tender offer.

After adjustments, the total number of shares purchased in the tender offer included an additional 32 shares purchased pursuant to ITEX’s right to increase the number of shares purchased by no more than 2 percent of its outstanding shares, without amending or extending the tender offer. The shares purchased in the tender offer represent approximately 26.1% of ITEX's outstanding common stock (including shares of unvested restricted stock) prior to completion of the purchase. ITEX has been informed by the Depositary that, after giving effect to the priority for “odd lots,” the final proration factor was approximately 83.3%.

The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

After giving effect to the purchase of shares in the tender offer, ITEX expects to have approximately 2,096,994 shares of its common stock outstanding (including shares of unvested restricted stock).

Questions concerning the tender offer may be directed to Corporate Communications at ITEX Corporation at 800-277-9722, extension 4003.

About ITEX

ITEX, The Membership Trading Community®, is a leading marketplace for cashless business transactions. Our business services and virtual currency payment system allows member businesses to transfer value to acquire products and services without exchanging cash. We generate revenue by charging members percentage-based transaction fees and association fees. ITEX is headquartered in Bellevue, WA. We routinely post important information on the investor relations portion of our website. For more information, please visit www.itex.com.

Contact: Rob Benson, ITEX Corporation

425.463.4003 or rob.benson@itex.com

This press release contains forward-looking statements that are other than statements of historical fact. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements. Except as required by applicable law or regulation, ITEX undertakes no duty to update or revise any forward-looking statements.